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Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:        Christie Wong

  Angela Connell

  Laura Crotty

  Tim Buchmiller

Re:       Bioventus Inc.

             Draft Registration Statement on Form S-1

             Submitted October 6, 2020

             CIK No. 0001665988

Ladies and Gentlemen:

On behalf of Bioventus Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 6, 2020 (the “Draft Submission”). Submission No. 2 reflects the Company’s responses to the comment letter to the Draft Submission received on November 2, 2020 from the staff of the Commission (the “Staff”) as well as general updates.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Prospectus Summary

Summary of the Transactions, page 6

1.

To facilitate an understanding of the transactions, please prominently identify the reorganization and related agreements as an “Up-C” transaction. This should also be stated elsewhere in the prospectus where the transactions are discussed. In addition, please expand your disclosure to explain the business or strategic rationale for why this particular structure was selected, including any material ways in which the structure benefits the company and other related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 95.

November 9, 2020

2.

Please include a diagram depicting your organizational structure before giving effect to the pre-IPO reorganization transactions. This diagram, as well as the diagram of your organizational structure after the offering, should provide additional detail, including identifying all the legal entities, the percentage of ownership of each legal entity, the form of each entity (LLC or corporation, for example), the percentage of shares held by public stockholders and pre-IPO owners, in what form (common or preferred), and the relative voting and economic rights of each (to the extent they differ).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 97.

3.

Please include a discussion in the Summary of any material limitations on the Class A common stock investors will purchase in the offering, including any limits on voting and economic rights in relation to pre-IPO shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8.

4.

Please revise your discussion of the Tax Receivable Agreement in the Summary and throughout the prospectus to quantify the likely tax benefits to be realized and paid to the Continuing LLC Owners. In this regard we note the disclosure of the potential totals and termination payments on page 98.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17, 18, 75, 76, 209 and 210.

Risk Factors

We have broad discretion over the use of the net proceeds from this offering…, page 81

5.

Please clarify in this risk factor that the company will use the net proceeds of the offering to purchase newly-issued LLC interests from Bioventus LLC, and that the company, as the sole managing member of Bioventus LLC, will then use its discretion to direct how Bioventus LLC will use the proceeds from the sale of LLC interests.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 84 and 85.

Use of Proceeds, page 87

6.

We note your disclosure in the Use of Proceeds that you will cause Bioventus LLC to use the proceeds received from the purchase by the company of the newly-issued LLC interests for “general corporate purposes”. We also note your statements that you “cannot specify with certainty all of the particular uses for the net proceeds to be received” and that your management will have broad discretion over the use of net proceeds. Although you cannot specify with certainty, to the extent known, please discuss whether you intend to use any proceeds to continue pursuit of regulatory clearances, including conducting clinical trials or other required steps.

Response: Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 91.

November 9, 2020

Dilution, page 94

7.

Please revise to quantify how the Assumed Redemption impacted your pro forma net tangible book value per share. For example, illustrate how the shares of Class A common stock outstanding immediately prior to this offering and after Assumed Redemption as used in your pro forma net tangible book value per share denominator was calculated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 100 and 101.

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet, page 99

8.	Please disclose the number of shares authorized, issued and outstanding for the Class A and Class B stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 105.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Development collaboration agreement for PROcuff, page 109

9.

We note you have purchased $2 million of shares of Harbor Medtech Inc. pursuant to your exclusive Collaboration Agreement. Please revise your disclosure in the prospectus to include the aggregate potential milestone payments remaining under this agreement, including the total amount of additional share purchases that may be required. We refer to your disclosure on page F-37.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 115.

Liquidity and Capital Resources, page 123

10.

As you are dependent upon Bioventus LLC to fund your obligations, please add disclosure in this section regarding how Bioventus LLC plans to fund your obligations under the Tax Receivable Agreement. Also add disclosure about the effect the Tax Receivable Agreement will have on your liquidity, including a reduction in overall cash flow, and about your plans to address the issue.

Response: Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130.

November 9, 2020

Intellectual Property, page 158

11.

Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each material technology, the expiration of each patent and the jurisdiction of each patent. In this regard, it may be useful to provide this disclosure in tabular form. Please ensure any material patents licensed from third parties are included with the ownership status clearly described.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 165 and 166.

Description of Capital Stock, page 210

12.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of the common membership interest leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuance including equity-based compensation.

Response: The Company respectfully acknowledges the Staff’s comment and will provide an explanation once the Company has set a price range for the offering in a subsequent amendment to the registration statement.

Exhibits

13.	Please file the following agreements as exhibits to the registration statement or provide your analysis as to why filing is not required by Item 601(b)(10) of Regulation S-K:

a.	Exclusive Collaboration Agreement with Harbor Medtech Inc.;
b.	Development Agreement with Musculoskeletal Transplant Foundation, Inc.;
c.	Exclusive Commercial Supply Agreement with Musculoskeletal Transplant Foundation, Inc.;
d.	Q-Med License Agreement;
e.	Q-Med Supply Agreement;
f.	Supply agreement entered on February 9, 2016, for the Company’s three injection OA product; and
g.	Exclusive License Agreement for bioactive bone graft putty.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Q-Med License Agreement, the Q-Med Supply Agreement and the Exclusive License, Supply and Distribution Agreement with IBSA Institute Biochimique SA (Switzerland) (referred to as the Supply agreement entered on February 9, 2016, for the Company’s three injection OA product in the Staff’s comment) have been filed as Exhibits 10.8, 10.9 and 10.10, respectively. The Company believes these to be the only agreements of the type cited by the Staff that are material to the Company under Item 601(b)(10) of Regulation S-K.

November 9, 2020

The Company advises the Staff that the Exclusive Collaboration Agreement with Harbor Medtech Inc., the Development Agreement with Musculoskeletal Transplant Foundation, Inc., the Exclusive Commercial Supply Agreement with Musculoskeletal Transplant Foundation, Inc. and the License Agreement (Bioactive Bone Graft Putty) (referred to as the Exclusive License Agreement for bioactive bone graft putty in the Staff’s comment) were not entered into outside the ordinary course of business. As described in the Registration Statement, the Company intends to grow the business by expanding its product portfolio and pursuing business development opportunities. From time to time, the Company’s research and development of such new products may involve collaboration with third parties to leverage their capabilities and resources and the in-license of intellectual property rights from other third parties.

The Company respectfully believes that the Exclusive Collaboration Agreement with Harbor Medtech Inc., the Development Agreement with Musculoskeletal Transplant Foundation, Inc., the Exclusive Commercial Supply Agreement with Musculoskeletal Transplant Foundation, Inc. and the License Agreement (Bioactive Bone Graft Putty) are not material contracts under Item 601(b)(10) of Regulation S-K, as the Company’s business is not substantially dependent on these agreements. In making this determination, the Company considered the materiality of the agreements, the customary nature of the terms and conditions and the likelihood that if the agreements were terminated, the Company would be able to obtain materials from another supplier or manufacturing source. Further, a majority of these agreements contain favorable termination provisions that allow the Company to elect not to renew the agreements by providing 60 to 90 days’ prior notice. For these reasons, the Company respectfully submits that the other agreements cited by the Staff are not material controls under Item 601(b)(10) of Regulation S-K.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley Holmes
Wesley Holmes of LATHAM & WATKINS LLP

cc:        (via email)

    Kenneth M. Reali, Chief Executive Officer, Bioventus Inc.

    Gregory O. Anglum, Senior Vice President and Chief Financial Officer, Bioventus Inc.

    Anthony D’Adamio, Senior Vice President and General Counsel, Bioventus Inc.

    Charles K. Ruck, Esq., Latham & Watkins LLP

    Wesley C. Holmes, Esq., Latham & Watkins LLP

    Katherine A. Lovejoy, Esq., Latham & Watkins LLP